SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                           Moorco International, Inc.
                             (Name of Issuer)

                      Common Stock, $.01 par value
                      (Title of Class of Securities)


                                 61559L100
                               (CUSIP Number)


                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                            May 24, 1995
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:   /  /

Check the following box if a fee is being paid with this statement: /X/


                            Page 1 of 17 pages

                      Exhibit Index appears on page 13
 SCHEDULE 13D
CUSIP No.  61559L100                       Page 2 of 17 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN & CO., L.P.                   13-3321472

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            625,600 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              625,600 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     625,600 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.6% (See Item 5)

14)  TYPE OF REPORTING PERSON
          PN
PAGE

                               SCHEDULE 13D
CUSIP No.  61559L100                        Page 3 of 17 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN INTERNATIONAL LIMITED

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           BRITISH VIRGIN ISLANDS

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            261,700 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              261,700 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     261,700 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.4% (See Item 5)

14)  TYPE OF REPORTING PERSON
          CO
PAGE

                               SCHEDULE 13D
CUSIP No.  61559L100                       Page 4 of 17 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN PARTNERS, L.P.                 13-3544838

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            625,600 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              625,600 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     625,600 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.6% (See Item 5)

14)  TYPE OF REPORTING PERSON
          PN
PAGE

                               SCHEDULE 13D
CUSIP No.  61559L100                       Page 5 of 17 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN PARTNERS INC.                 13-3537972

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            887,300 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              887,300 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     887,300 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.0% (See Item 5)

14)  TYPE OF REPORTING PERSON
          CO
PAGE

                               SCHEDULE 13D
CUSIP No.  61559L100                       Page 6 of 17 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MARK DICKSTEIN

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES

                    7) SOLE VOTING POWER
                       887,300 (See Item 5)
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            Not Applicable
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              887,300 (See Item 5)
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              Not Applicable

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     887,300 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.0% (See Item 5)

14)  TYPE OF REPORTING PERSON
          IN
PAGE

                               Schedule 13D

Item 1.   Security and Issuer.

          This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of Moorco International Inc., a Delaware corporation (the
"Company"). The principal executive offices of the Company are located at 2800 Post Oak Boulevard, Suite 5701, Houston, Texas
77056.

Item 2.   Identity and Background.

          (a) - (c) This Statement is being filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc.") and Mark Dickstein. Dickstein & Co., Dickstein International, Dickstein Partners, Dickstein Inc. and Mark Dickstein are collectively referred to as the "Reporting Persons."

          Dickstein & Co. is a Delaware limited partnership engaged in certain investment activities, including, but not limited to, (i) the purchase of marketable and non-marketable securities and other obligations of bankrupt or near bankrupt companies, (ii) risk arbitrage transactions undertaken in connection with, among other things, mergers and acquisitions and
(iii) the purchase of securities in entities which appear to be undervalued.

          Dickstein International is a limited liability, open end investment fund incorporated as an international business company in the Territory of the British Virgin Islands.
Dickstein International engages in certain investment activities similar in nature to the activities engaged in by Dickstein & Co.

          Dickstein Partners is a Delaware limited partnership and is the general partner of Dickstein & Co. As such, Dickstein
Partners makes all investment and trading decisions for Dickstein
& Co.

          Dickstein Inc. is a Delaware corporation and is the general partner of Dickstein Partners and the advisor to Dickstein International. In its capacity as advisor, Dickstein
Inc. makes all investment and trading decisions for Dickstein
International.

                             7
PAGE

          Mark Dickstein is the president and sole director of Dickstein Inc.

          The business address and the address of the principal executive office of each of Dickstein & Co., Dickstein Partners and Dickstein Inc. is 9 West 57th Street, New York, New York 10019. The business address and the address of the principal executive office of Dickstein International is 129 Front Street, Hamilton HM 12, Bermuda. The business address of Mark Dickstein is c/o Dickstein Partners, 9 West 57th Street, New York, New York 10019.

          The name, business address and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc., including Mark Dickstein, are set forth on Schedule I annexed hereto, which is incorporated herein by reference.

          (d) - (e) During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          The cost of the shares of Common Stock reported owned by Dickstein & Co. and Dickstein International was funded out of each such entity's working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. In the case of Dickstein Co., the total cost of the reported securities was $13,878,157.10. In the case of Dickstein International, the total cost of the reported securities was $5,801,934.25.

Item 4.   Purpose of Transaction.

          The Reporting Persons acquired beneficial ownership of
the shares of Common Stock to which this Statement relates for investment.
                             8
PAGE

          The Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by them. The Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

          Except as disclosed in this Item 4, the Reporting
Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through
(j) of the instructions to Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) The Reporting Persons beneficially own an aggregate of 887,300 shares of Common Stock, representing approximately 8.0% of the outstanding shares of Common Stock. Dickstein & Co. beneficially owns 625,600 shares of Common Stock, representing approximately 5.6% of the outstanding shares. Dickstein International beneficially owns 261,700 shares of Common Stock, representing approximately 2.4% of the outstanding shares.[1]

          (b) By reason of its position as general partner of Dickstein & Co., Dickstein Partners may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co. By reason of its position as general partner of Dickstein Partners and advisor to Dickstein International, Dickstein Inc. may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein International. By reason of his position as president and sole director of Dickstein Inc., Mark Dickstein may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein International.


[1]     Percentages are based upon 11,127,309 shares of Common
Stock reported outstanding as of March 31, 1995 in the Company's
Quarterly Report on Form 10-Q for the quarter ended February 28,
1995.

      Pursuant to Rule 13d-4 promulgated under the Securities Exchange
Act of 1934, as amended, (i) Dickstein & Co. disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein International, (ii) Dickstein International disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein & Co. and (iii) each of Dickstein Partners, Dickstein Inc. and Mark Dickstein disclaims beneficial ownership of the shares of Common Stock beneficially owned by Dickstein &
Co. and Dickstein International, other than those shares in which they have a pecuniary interest.

          (c) Except as set forth on Schedule II annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days. All transactions reported on Schedule II were effected in the open market.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or relationships with Respect to Securities of the Issuer.

               Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 -- Agreement of joint filing pursuant to Rule 13d(1)-f promulgated under the Securities Exchange Act of 1934, as amended.

PAGE

                            SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  June 5, 1995


                         DICKSTEIN & CO., L.P.

                         By:  Alan Cooper, as Vice President of
                         Dickstein Partners Inc., the general
                         partner of Dickstein Partners, L.P., the
                         general partner of Dickstein & Co., L.P.

                         /s/Alan Cooper
                         Name:  Alan Cooper


                         DICKSTEIN INTERNATIONAL LIMITED

                         By:  Alan Cooper, as Vice President of
                         Dickstein Partners Inc., the agent of
                         Dickstein International Limited

                         /s/Alan Cooper
                         Name:  Alan Cooper

                         DICKSTEIN PARTNERS, L.P.

                         By:  Alan Cooper, as Vice President of
                         Dickstein Partners Inc., the general
                         partner of Dickstein Partners, L.P.

                         /s/Alan Cooper
                         Name:  Alan Cooper

PAGE

                         DICKSTEIN PARTNERS INC.

                          By:  Alan Cooper, as Vice President

                          /s/Alan Cooper
                          Name:  Alan Cooper


                          /s/Mark Dickstein
                          Name:   Mark Dickstein

PAGE

                          EXHIBIT INDEX




EXHIBIT                 DESCRIPTION                         PAGE

1               Agreement of joint filing pursuant            16
                to Rule 13d(1)-f promulgated under
                the Securities Exchange Act of 1934,
                as amended

PAGE

                                                       SCHEDULE I


                   EXECUTIVE OFFICERS AND DIRECTORS
               DICKSTEIN PARTNERS INC. ("DICKSTEIN INC.")


          The name and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc. is set forth below. The business address of each such person is c/o Dickstein Partners, 9 West 57th St., New York, New York 10019.


Name and                      Present Principal
Positions Held                Occupation or Employment

Mark Dickstein                President and Sole Director
President and                 of Dickstein Inc.
Sole Director

David Brail                   Vice President of Dickstein Inc.
Vice President

Tod Black                     Vice President of Dickstein Inc.
Vice President

Edward Farr                   Vice President of Dickstein Inc.
Vice President

Mark Kaufman                  Vice President of Dickstein Inc.
Vice President

Arthur Wrubel                 Vice President of Dickstein Inc.
Vice President

Samuel Katz                   Vice President of Dickstein Inc.
Vice President

Mark Brodsky                  Vice President of Dickstein Inc.
Vice President

Alan S. Cooper                Vice President and General Counsel
Vice President                of Dickstein Inc.
General Counsel

                                                      SCHEDULE II
                            TRANSACTIONS IN COMMON
                                  STOCK OF
                               MOORCO INTERNATIONAL INC.
Shares Purchased by Dickstein & Co., L.P.
           Number of
           Shares     Price per                     Total
Date       Purchased    share     Commission         Cost

4/4/95       50,000     21.8889      3,025.00    1,097,470.00
4/5/95       50,000     21.1250      3,025.00    1,059,275.00
4/7/95      120,000     21.5480      7,225.00    2,592,985.00
4/10/95      50,000     21.6250      3,025.00    1,084,275.00
4/11/95      14,000     21.6250        865.00      303,615.00
4/12/95      21,000     21.6250      1,285.00      455,410.00
4/13/95       2,500     21.6250        175.00       54,237.50
4/17/95      14,000     21.6250        865.00      303,615.00
4/18/95      15,600     21.5000        961.00      336,361.00
4/19/95       6,000     21.5000        385.00      129,385.00
4/19/95      27,000     21.5000      1,645.00      582,145.00
4/20/95       7,000     21.2313        445.00      149,064.10
5/24/95      56,000     23.1560      3,385.00    1,300,121.00
5/25/95      23,300     22.9890      1,423.00      537,066.70
5/30/95      21,000     22.9170      1,285.00      482,542.00
5/31/95      66,000     22.9150      3,985.00    1,516,375.00
6/01/95      23,700     22.9940      1,447.00      546,404.80
6/02/95      48,500     23.0000      2,935.00    1,118,435.00
6/05/95      10,000     22.8750        625.00      229,375.00

Shares Purchased by Dickstein International Limited

           Number of
           Shares     Price per                     Total
Date       Purchased    share     Commission         Cost

4/4/95       21,500     21.8889      1,315.00      471,926.35
4/5/95       21,500     21.1250      1,315.00      455,502.50
4/7/95       51,500     21.5480      3,115.00    1,112,837.00
4/10/95      20,800     21.6250      1,273.00      451,073.00
4/11/95       6,000     21.6250        385.00      130,135.00
4/12/95       9,000     21.6250        565.00      195,190.00
4/17/95       6,000     21.6250        385.00      130,135.00
4/18/95       7,000     21.5000        445.00      150,945.00
4/19/95      14,000     21.5000        865.00      301,865.00
4/20/95       3,000     21.2313        205.00       63,898.90
5/24/95      24,000     23.1560      1,465.00      557,209.00
5/25/95      10,000     22.9890        625.00      230,515.00
5/30/95       9,000     22.9170        565.00      206,818.00
5/31/95      28,200     22.9150      1,717.00      647,920.00
6/01/95      10,000     22.9940        625.00      230,565.00
6/02/95      16,500     23.0000      1,015.00      380,515.00
6/05/95       3,700     22.8750        247.00       84,884.50